CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

TSX Venture Exchange Symbol: CMA

 OTC BB: CRMXF

December 1, 2009

U.S. 20-F Registration:  000-29870

 Frankfurt Stock Exchange:  DFL

CREAM MINERALS EXPANDS BLUEBERRY GOLD PROJECT, MANITOBA

Vancouver, BC – December 1, 2009 - Cream Minerals Ltd. (TSXV - CMA) ("Cream" or the "Company") is pleased to announce that it has expanded its mineral claim interest in and around the Blue 1 mineral claim recently optioned from W.S. Ferreira Ltd. (See News Release Oct. 28, 2009).

The Berry 1 to Berry 4 claims were acquired by staking to encompass the possible extension of the large, approximately 250 metre by 400 metre, gold bearing outcrop and shear zones on the Blue 1 claim, as well as to cover historically reported gold and copper showings on the new claims.

Exploration work, consisting of line cutting, induced potential and magnetometer surveys, is now underway with the intention of identifying potential diamond drill targets.  The exploration work is being executed with revenue received from the sale of flow thru shares and advances from a Director.  Should a geologically acceptable and approved target occur, the Company proposes to mount a diamond drill program at its earliest opportunity.

Peter Walcott, P.Eng. is the project supervisor and Qualified Person for the purpose of National Instrument 43-101.

For further information, please contact:

Frank A. Lang, BA, MA, P.Eng.

Chairman of the Board

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture

Exchange) accepts responsibility for the adequacy or accuracy of this release.”

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.